APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

MH Cinemas, LLC
Balance Sheet - unaudited
For the period ended 09-30-21

	Current Period	
	30-Sep-21	
ASSETS		
Current Assets:		
Cash	$	-
Petty Cash		-
Total Current Assets		-
Fixed Assets:		
Land		-
Buildings		-
Total Fixed Assets		-
Other Assets:		
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	$	-
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		-
Other Liabilities		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

I, Joshua Cannon, certify that:

1. The financial statements of MH Cinemas, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of MH Cinemas, LLC has not been included in this Form as MH Cinemas, LLC was formed on 07/20/2021 and has not filed a tax return to date.

Signature   *Joshua Cannon*

Name: Joshua Cannon

Title: Owner